UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On February 7, 2018, DryShips Inc. (the "Company") publicly announced that its board of directors had authorized the repurchase of up to $50 million of the Company's common stock for a period of 12 months (the "Repurchase Program"). From March 1, 2018 through March 14, 2018, the Company repurchased a total of 1,724,942 shares of its common stock for an aggregate amount of $6.7 million, including commissions, under the Repurchase Program. As of March 14, 2018, up to an additional $43.3 million of the Company's common stock can be repurchased under the Repurchase Program.
As of March 14, 2018, the Company had a total of 102,549,766 shares of common stock outstanding.
Further, attached as Exhibit 99.1 to this Report on Form 6-K is a press release of the Company dated March 15, 2018: DryShips Inc. Announces Certain Updates.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-202821 and 333-216826).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRYSHIPS INC.
(Registrant)

Dated: March 15, 2018	By:	/s/ Anthony Kandylidis
Name: Anthony Kandylidis
Title: President and Chief Financial Officer